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Exhibit (a)(5)(B)

Press Contact: Yolanda White 858-812-7302 Direct Investor Information: 877-934-4687 investor@kratosdefense.com

FOR IMMEDIATE RELEASE

KRATOS DEFENSE & SECURITY SOLUTIONS, INC. COMMENCES CASH TENDER
OFFER FOR HERLEY INDUSTRIES, INC. AT $19.00 PER SHARE

        SAN DIEGO, CA, February 25 2011—Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS), a leading National Security Solutions provider, today announced that its indirect wholly-owned subsidiary, Lanza Acquisition Co., has commenced its tender offer for all outstanding shares of Herley Industries, Inc. (NASDAQ: HRLY) at a price of $19.00 per share in cash, without interest, less any applicable withholding taxes.

        The tender offer is being made pursuant to a previously announced merger agreement dated February 7, 2011 among Kratos, Lanza and Herley. The Board of Directors of Herley has unanimously determined that the tender offer, the related merger and the other transactions contemplated by the tender offer and merger agreement are fair to and in the best interests of Herley's stockholders. The Herley board also approved the merger agreement, declared the merger agreement advisable, and recommended that holders of shares of Herley common stock tender their shares in the offer and, if necessary to consummate the merger, approve the merger and adopt the merger agreement.

        The tender offer is subject to certain conditions set forth in the Offer to Purchase referenced below, including the tender of a majority of the outstanding shares of Herley common stock on a fully diluted basis and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The tender offer is not conditioned on the receipt of financing.

        Unless the tender offer is extended, the tender offer and any withdrawal rights to which Herley's stockholders may be entitled will expire at 12:00 midnight, New York City time, on Thursday, March 24, 2011 (the end of the day on Thursday). Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, Herley will be an indirect wholly-owned subsidiary of Kratos.

About Kratos Defense & Security Solutions

        Kratos Defense & Security Solutions, Inc. (NASDAQ: KTOS) is a specialized National Security business providing mission critical products, services and solutions for United States National Security priorities. Kratos' core capabilities are sophisticated engineering, manufacturing and system integration offerings for National Security platforms and programs. Kratos' areas of expertise include C5ISR, unmanned systems, cyber warfare, cyber security, information assurance, critical infrastructure security and weapons systems sustainment. Kratos has primarily an engineering and technical oriented work force of approximately 2,800, the majority of which hold an active National Security clearance. The vast majority of Kratos' work is performed on a military base, in a secure facility or at a critical infrastructure location. Kratos' primary end customers are United States Federal Government agencies, including the Department of Defense, classified agencies, intelligence agencies and Homeland Security related agencies.

Additional Information and Where to Find It

        This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Stockholders of Herley are urged to read the relevant tender offer documents because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. Kratos and its acquisition subsidiary have filed a tender offer statement on Schedule TO with the SEC and Herley has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer described in this press release. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by Herley's stockholders before they make any decision with respect to the tender offer. Such materials will be made available to Herley's stockholders at no expense to them. In addition, such materials (and all other offer documents filed with the SEC) are available at no charge on the SEC's Web site: www.sec.gov and may also be obtained by directing a request to the Corporate Secretary of Kratos Defense & Security Solutions, Inc., at (858) 812-7300.

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  Exhibit (a)(5)(B)
KRATOS DEFENSE & SECURITY SOLUTIONS, INC. COMMENCES CASH TENDER OFFER FOR HERLEY INDUSTRIES, INC. AT $19.00 PER SHARE